APTEVO THERAPEUTICS INC.

2401 4th Avenue, Suite 1050

Seattle, WA 98121

December 14, 2017

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook
Erin Jaskot

RE:	Aptevo Therapeutics Inc.
Registration Statement on Form S-3
File No. 333-221499

Ladies and Gentlemen:

Aptevo Therapeutics Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on December 15, 2017, at 4:00 p.m., Eastern Time, or at such later time as the Registrant or its counsel may orally request via telephone call to the Staff of the Division of Corporate Finance of the Commission.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aptevo Therapeutics Inc.

/s/ Marvin L. White
Marvin L. White
Chief Executive Officer